UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                           Expressions Graphics, Inc.
         ----------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
         ----------------------------------------------------------
                         (Title of Class of Securities)
                                   30218T 10 1
         ----------------------------------------------------------
                                 (CUSIP Number)
  Michael Muellerleile, 4100 Newport Place, Suite 660, Newport Beach, CA 92660
                                 (949) 250-8655
         -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   12/28/2001
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   30218T 10 1
-----------------------

                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Frank Drechsler
-------------------------------------------------------------------------------
                 2.        Check the Appropriate Box if a Member of a Group
                           (See Instructions)
                      (a)
                         ------------------------------------------------------
                      (b)
                         ------------------------------------------------------
-------------------------------------------------------------------------------
                 3.        SEC Use Only
                                       ----------------------------------------
-------------------------------------------------------------------------------
                 4.        Source of Funds (See Instructions) PF
                                                              -----------------
-------------------------------------------------------------------------------
                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
                                                         ----------------------
-------------------------------------------------------------------------------
                 6.        Citizenship or Place of Organization   U.S.A.
                                                                 --------------
-------------------------------------------------------------------------------
Number of        7.        Sole Voting Power    540,000
                                              ---------------------------------
Shares           --------------------------------------------------------------
                 8.        Shared Voting Power  0
Beneficially                                  ---------------------------------
                 --------------------------------------------------------------
Owned by         9.        Sole Dispositive Power   540,000
                                                 ------------------------------
Each             --------------------------------------------------------------
                  10.      Shares Dispositive Power   0
Reporting                                          ----------------------------

Person

With
-------------------------------------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 540,000
                                  ---------------------------------------------
-------------------------------------------------------------------------------
                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
                 13.       Percent of Class Represented by Amount in
                           Row (11)  26.21%
                                    -------------------------------------------
-------------------------------------------------------------------------------
                 14.       Type of Reporting Person (See Instructions)  IN
                                                                       --------
-------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the Common Stock, $.001 par value of Expressions Graphics, Inc., a Nevada corporation (the Issuer"). The principal executive offices of the Issuer are located at 101 Convention Center Drive, Suite 700, Las Vegas, Nevada 89109.

Item 2.  Identity and Background
--------------------------------

(a)       Name:                                    Frank Drechsler

(b)       Business Address:                        101 Convention Center
                                                   Drive, Suite 700
                                                   Las Vegas, Nevada 89109

(c)       Present Principal Occupation:            Secretary of Expressions
                                                   Graphics, Inc., whose address
                                                   is shown in Item 2(b)

(d)       Disclosure of Criminal Proceedings:      Mr. Drechsler has not been
                                                   convicted in any criminal
                                                   proceeding at any time.

(e)       Disclosure of Civil Proceedings:         Mr. Drechsler has not been
                                                   subject to any  judgment,
                                                   decree or final order
                                                   enjoining violations of or
                                                   prohibiting or mandating
                                                   activities subject to federal
                                                   or state securities laws or
                                                   finding any violations with
                                                   respect to such laws.

(f)       Citizenship:                             Mr. Drechsler is a citizen
                                                   of the United States.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Mr. Drechsler purchased 400,000 shares in exchange for $40,000 from his personal funds.

Item 4.  Purpose of Transaction
-------------------------------

On December 28, 2001, Neil Brouillette resigned as the President and a director of the Issuer. Upon Mr. Brouillette's resignation, Mr. Drechsler acquired 400,000 shares which were owned by Mr. Brouillette. Mr. Drechsler acquired those shares as a personal investment and to express his personal economic commitment to the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. Drechsler beneficially owns a total of 540,000 shares of the Issuer's common stock as follows:

(a) Mr. Drechsler directly and personally owns 540,000 shares of the Issuer's common stock which comprises 26.21% of the Issuer's total issued and outstanding shares.

(b) Mr. Drechsler has sole voting and dispositive power as to the 540,000 shares he owns directly.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2001
--------------------
Date


/s/ Frank Drechsler
-------------------
Frank Drechsler

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)